FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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Translation to English

Only the original Hebrew version is binding

Teva Pharmaceutical Industries Ltd.

Notice is hereby given of a Special Meeting of the shareholders of Teva Pharmaceutical Industries Ltd, to be held on Thursday, October 27, 2005, at 5:00 pm at the Company`s executive offices at 5 Basel Street, Petach Tikva, Israel.

The agenda for the Special Meeting shall include consideration of and voting on the following resolution relating to the proposed acquisition of Ivax Corporation (hereinafter, "Ivax"):

The approval of the issuance of Ordinary Shares of Teva, par value NIS 0.1 each, (hereinafter, "Teva Shares"), as required pursuant to and in accordance with the merger agreement dated 25 July, 2005 (hereinafter, the "Merger Agreement"), which sets forth the terms of the merger of two wholly owned subsidiaries of Teva and Ivax.

The consummation of the merger is conditioned upon a number of principal terms, which include the following: (1) approval of the transaction by the shareholders of Ivax and approval of the issuance of the Teva Shares that Teva intends to issue pursuant to and in accordance with the Merger Agreement by the shareholders of Teva; and (2) receipt of all regulatory approvals that are required. As a result of the foregoing, the approval of the resolution set forth on the agenda for this meeting is a condition to the consummation of the Ivax acquisition.

At the closing of the acquisition, shareholders of Ivax shall receive consideration, comprised of cash and Teva Shares [which shall trade in the United States in the form of American Depositary Shares evidenced by American Depositary Receipts ("ADRs") - each ADR represents one Teva Share --] such that each share of Ivax shall be converted into a cash payment of US$26.00 or 0.8471 ADRs (subject to adjustment as set forth in the Merger Agreement), further subject to the total consideration in any event being comprised of 50% of cash and 50% of ADRs.

In the framework of the resolution of the agenda, shareholder approval is sought for the issuance of Teva Shares that shall represent 50% of the merger consideration, Teva Shares that may be issued in the future upon the exercise of Ivax options and warrants and Teva Shares that may be issued in the future upon the conversion of Ivax`s convertible debentures.

The vote of the holders of a majority of Teva Shares participating at the Special Meeting is required to adopt the proposal.

Only shareholders of record at the close of business on September 22, 2005 will be entitled to participate in, and to vote at, the Special Meeting (and any postponed meeting), either personally or by proxy in accordance with the deed of appointment to be deposited at Teva`s offices at least four (4) days before the Special Meeting, subject to proof of beneficial ownership of the shares as of September 22, 2005, in accordance with the law.

In the event that a quorum is not present after half an hour from the time for which the Special Meeting has been set, the Meeting shall be postponed for seven (7) days to the same day, the same time and the same place.

A joint proxy statement/prospectus which provides a comprehensive description of the transaction and the proposal on the agenda will be made available at the offices of Teva, by coordinating with  the Corporate Secretary (5 Basel Street, Petach Tikva) during normal business hours (Tel: 03 9267513) and will also be available on Teva`s website (www.tevapharm.com), all within a few days.

By Order of the Board of Directors

Teva Pharmaceutical Industries Ltd

        September 20, 2005

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: September 20, 2005